SPROTT PHYSICAL GOLD AND SILVER TRUST 40-F

Exhibit 99.6

Annual Report to Unitholders

December 31, 2024

Table of Contents

Annual Management Report of Fund Performance	3

Annual Financial Statements	8

The annual management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s annual financial statements. A copy of the annual financial statements has been included within the Annual Report to Unitholders. You can also get a copy of the annual financial statements at your request, and at no cost, by calling 1-888-622-1813, by visiting our website at www.sprott.com or SEDAR at www.sedarplus.ca or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Unitholders may also contact us using one of these methods to request a copy of the investment fund’s proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure.

Sprott Physical Gold and Silver Trust
December 31, 2024

1Net assets are equal to total assets less total liabilities (or total equity) on the statements of financial position.

Annual Management Report of Fund Performance (in U.S. dollars)

Management Discussion of Fund Performance

Investment Objective and Strategies

Sprott Physical Gold and Silver Trust (the “Trust”) is a closed-end mutual fund trust established on October 26, 2017 under the laws of the Province of Ontario, Canada. Sprott Asset Management LP (the “Manager”) is the manager of the Trust. The Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion and seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in bullion prices.

The units of the Trust are listed on the New York Stock Exchange Arca (“NYSE Arca”) under the ticker symbol “CEF”, and the Toronto Stock Exchange (“TSX”) under the ticker symbols “CEF” and “CEF.U”.

Risks

The risks associated with an investment in the Trust remain as disclosed in the Trust’s most recent prospectus or any amendments thereto. During the period, there were no changes to the Trust that materially affected the overall risk level associated with an investment in the Trust.

Results of Operations

For the year ended December 31, 2024, the total change in unrealized gains on physical gold bullion amounted to $683.7 million and the total change in unrealized gains on physical silver bullion amounted to $260.0 million, compared to the total change in unrealized gains on physical gold bullion of $316.8 million and the total change in unrealized losses on physical silver bullion of $16.7 million during the same period in 2023. For the year ended December 31, 2024, the realized gains on physical gold bullion amounted to $70.4 million and realized gains on physical silver bullion amounted to $25.7 million. Comparatively, for the same period in 2023, the realized gains on physical gold bullion amounted to $21.7 million and realized gains on physical silver bullion was of $7.5 million.

During the year ended December 31, 2024, the Trust issued no units through the at-the-market offering program (the “ATM Program”), and redeemed 10,485,763 units for $233.3 million of gold and silver bullion, and 69,814 units for $1.3 million of cash. Comparatively, for the same period in 2023, the Trust issued no units, and redeemed 3,873,018 units for $76.6 million of gold and silver bullion and 3,422 units for $0.1 million of cash.

The value of the net assets1 of the Trust as at December 31, 2024 was $5,012.5 million or $25.00 per unit, compared to $4,230.1 million or $20.04 per unit as at December 31, 2023. The Trust held 1,309,874 ounces of physical gold bullion and 54,412,570 ounces of physical silver bullion as at December 31, 2024, compared to 1,389,335 ounces of physical gold bullion and 57,105,971 ounces of physical silver bullion as at December 31, 2023. As at December 31, 2024, the spot price of physical gold bullion was $2,624.50 per ounce and the spot price of physical silver bullion was $28.90 per ounce, compared to a spot price for physical gold bullion of $2,062.98 per ounce and a spot price for physical silver bullion of $23.80 per ounce as at December 31, 2023.

Sprott Physical Gold and Silver Trust
December 31, 2024

1The operating expenses non-GAAP measure is calculated for the year ended December 31, 2024 as total expenses per the statements of comprehensive income (loss) less management fees of $19.2 million, sales tax of $1.2 million, and net foreign exchange losses (gains) of $nil (amounts for the year ended December 31, 2023 were $16.4 million, $1.5 million and $nil, respectively).

2Average net assets is the average of the daily net asset value of the Trust for the applicable period.

3Included in Accounts payable on the statement of financial position.

The Trust returned 24.7% compared to the return on spot gold and silver of 27.2% and 21.5% respectively for the year ended December 31, 2024. Comparatively, for the same period in 2023, the Trust returned 7.7% compared to the return on spot gold and silver of 13.1% and -0.7% respectively.

The units of the Trust closed at $23.76 on the NYSE Arca and $23.81 on the TSX on December 31, 2024 compared to closing prices of $19.15 on the NYSE Arca and $19.15 on the TSX on December 31, 2023. These units are denominated in U.S. dollars on both exchanges. During the year ended December 31, 2024, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 4.7%, compared to approximately 4.3% for the same period in 2023.

The Trust pays its own expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold and silver bullion, and any expenses associated with the Independent Review Committee of the Trust. Operating expenses1 for the year ended December 31, 2024 amounted to $2.7 million compared to $2.9 million for the same period in 2023. Operating expenses for the year ended December 31, 2024 amounted to 0.06% of the average net assets2 during the period on an annualized basis, compared to 0.07% for the same period in 2023.

Recent Developments

There were no changes to the Manager of the Trust, nor were there any material changes to the investment objective or process.

Related Party Transactions

The transactions between the Trust and its related parties during the reporting period are outlined below:

Management Fees

The Trust pays the Manager a monthly management fee equal to 1⁄12 of 0.40% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable sales taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the year ended December 31, 2024, the Trust incurred management fees of $19.2 million (not including applicable sales taxes) compared to $16.4 million for the same period in 2023. As at December 31, 2024, the Trust has a management fee payable3 of $1.8 million (not including applicable sales taxes) compared to a nominal amount for the same period in 2023.

Sprott Physical Gold and Silver Trust
December 31, 2024

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the periods indicated. All dollar amounts are expressed in U.S. dollars.

The Trust’s Net Assets Per Unit1

	2024 $	2023 $	2022 $	2021 $	2020 $
Net assets, beginning of year	20.04	18.60	18.55	19.95	15.19
Increase from operations[2]:
Total revenue	—	—	—	—	—
Total expenses	(0.11)	(0.10)	(0.09)	(0.10)	(0.09)
Realized gains (losses) for the year	0.47	0.14	0.11	0.05	—
Unrealized gains (losses) for the year	4.61	1.40	—	(1.36)	4.90
Total increase (decrease) from operations	4.97	1.44	0.02	(1.41)	4.81
Net assets at December 31 of year shown	25.00	20.04	18.60	18.55	19.95

1This information is derived from the Trust’s audited annual financial statements.

2Net assets per unit is calculated based on the actual number of units outstanding at the relevant period end date. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	2024	2023	2022	2021	2020
Total net asset value (000’s)[1]	$5,012,502	$4,230,135	$3,998,326	$4,094,374	$4,423,279
Number of Units outstanding[1]	200,517,745	211,073,322	214,949,762	220,737,797	221,708,699
Management expense ratio[2]	0.48%	0.51%	0.49%	0.51%	0.51%
Trading expense ratio[3]	N/A	N/A	N/A	N/A	N/A
Portfolio turnover rate[4]	—	—	—	0.10%	0.14%
Net asset value per Unit	$25.00	$20.04	$18.60	$18.55	$19.95
Closing market price – NYSE Arca	$23.76	$19.15	$17.93	$17.74	$19.35
Closing market price – TSX	$23.81	$19.15	$17.91	$17.77	$19.20

1This information is provided as at December 31 of the year shown.

2Management expense ratio (“MER”) is based on total expenses (including applicable sales taxes and excluding commissions) for the stated period and is expressed as an annualized percentage of the average daily net asset value during the period.

3The trading expense ratio represents total commissions and is expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is not applicable.

4The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the period. The higher the Trust’s portfolio turnover rate in a period, the greater the chance of an investor receiving taxable capital gains in the period. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assumes reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the net asset value of the units of the Trust.

Sprott Physical Gold and Silver Trust
December 31, 2024

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the periods shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

1For the period from January 16, 2018 (commencement of operations) to December 31, 2018.

Annual Compound Returns

The following table presents the Trust’s annual compound return since inception and for the periods shown ended December 31, 2024 along with a comparable market index. The table is used only to illustrate the effects of the compound growth rate and is not intended to reflect future values of the Trust or future returns on investments in the Trust.

	1 Year	3 Year	5 Year	10 Year	Since Inception[1]
Sprott Physical Gold and Silver Trust	24.73%	10.46%	10.47%	N/A	8.71%
Sprott Physical Gold and Silver Trust - Market[2]	24.07%	10.23%	10.14%	N/A	8.25%
Spot Gold	27.22%	12.79%	11.58%	N/A	10.14%
Spot Silver	21.46%	7.43%	10.12%	N/A	7.60%

1For the period from January 16, 2018 (commencement of operations) to December 31, 2024.

2Annual compound return based on market price is calculated using the USD closing price of units of the Trust traded on the NYSE Arca.

Sprott Physical Gold and Silver Trust
December 31, 2024

Summary of Investment Portfolio

The following Top Holdings table shows the 25 largest positions (or all positions if the total number of positions is less than 25) held by the Trust as at December 31, 2024 based on the fair value of the position, expressed as a percentage of the Trust’s net asset value.

PORTFOLIO ALLOCATION		TOP HOLDINGS
Asset Class	% of Net Asset Value	Position	% of Net Asset Value
Gold bullion	68.6	Physical gold bullion	68.6
Silver bullion	31.4	Physical silver bullion	31.4
Cash	—	Cash	—
Other assets, less liabilities	—	Other assets, less liabilities	—
		Total	100.0

Total Net Asset Value (000’s)	$5,012,502

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold and Silver Trust

Annual financial statements

December 31, 2024

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Sprott Asset Management LP, the “Manager” of the Sprott Physical Gold and Silver Trust (the “Trust”) is responsible for the integrity, consistency, objectivity and reliability of the Financial Statements of the Trust. International Financial Reporting Standards as issued by the International Accounting Standards Board have been applied and management has exercised its judgment and made best estimates where appropriate.

The Manager’s internal controls and supporting procedures maintained provide reasonable assurance that financial records are complete and accurate. These supporting procedures include the oversight of RBC Investor Services, the Trust’s valuation agent.

Management has assessed the effectiveness of the internal controls over financial reporting as at December 31, 2024 using the framework found in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at December 31, 2024 the Manager’s internal controls over financial reporting were effective.

KPMG LLP, the independent auditors appointed by the Manager of the Trust, have audited the effectiveness of the Trust’s internal control over financial reporting as at December 31, 2024 in addition to auditing the Trust’s Financial Statements as of the same period. Their reports, which expressed unqualified opinions, can be found on pages 10 to 13 of the Financial Statements. KPMG LLP have full and free access to, and meet periodically with, the Manager of the Trust to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

/s/ Kevin Hibbert

Kevin Hibbert

Director

March 20, 2025

kpmg LLP Chartered Professional Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto, ON M5H 2S5 Canada	Telephone:	(416) 777-8500
	Fax:	(416) 777-8818
	Internet:	www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To Sprott Asset Management LP and the Unitholders of Sprott Physical Gold and Silver Trust

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Sprott Physical Gold and Silver Trust (the Trust) as of December 31, 2024 and 2023, the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years ended December 31, 2024 and 2023, and the related notes (collectively, the financial statements). In our opinion, its financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years ended December 31, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 20, 2025 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

© 2025 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to Sprott Asset Management LP (the Manager) and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the Existence of Physical Bullion

As discussed in Note 6 to the financial statements, the fair value of physical gold and silver bullion held by the Trust was $5,010,403 thousand as at December 31, 2024. The physical bullion was held by a third-party custodian (the custodian) as at December 31, 2024.

We identified the evaluation of the existence of physical bullion as a critical audit matter. Given the nature and volume of gold and silver bullion holdings, subjective auditor judgment was required to evaluate the extent and nature of evidence obtained to assess the existence of gold and silver bullion held by the custodian.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Trust’s physical bullion process, including controls over (1) physical bullion trade approvals, (2) periodic reconciliation of physical bullion performed by the Manager between the Trust’s and the custodian’s records, and (3) annual physical bullion count. We obtained a confirmation directly from the custodian of physical bullion existence as at December 31, 2024 and compared the total ounces in the confirmation to those recorded by the Trust. We inspected the physical bullion reconciliation performed by the Manager as at December 31, 2024 and compared the total ounces to both the Trust’s and the custodian’s records. We attended and observed the annual physical count of the Trust’s physical gold and silver bullion performed at the custodian’s locations by the Manager. We obtained the physical bullion count result of the Manager and reconciled it to the Trust’s records. We performed a physical count for all the physical bullion and an examination of a selection of bullion for Good Delivery Bars as defined by the London Bullion Market Association. We also tested the Trust’s roll forward of physical bullion holdings from November 25 to December 5, 2024 (gold) and November 13, 14, 15, 21, and 25, 2024 (silver) (the dates of the Trust’s most recent physical inspection performed at the custodian’s locations by the Manager) through December 31, 2024 by (1) agreeing the Trust’s records of bullion holdings as of the last physical inspection date to the custodian’s records, (2) agreeing bullion holdings transactions to order confirmations and trade tickets, and (3) comparing the Trust’s holdings to the confirmation obtained directly from the custodian of the Trust’s bullion holdings at December 31, 2024.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Trust’s auditor since 2017.

Toronto, Canada
March 20, 2025

kpmg LLP Chartered Professional Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto, ON M5H 2S5 Canada	Telephone:	(416) 777-8500
	Fax:	(416) 777-8818
	Internet:	www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To Sprott Asset Management LP and the Unitholders of Sprott Physical Gold and Silver Trust

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Physical Gold and Silver Trust’s (the Trust) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of financial position of the Trust as of December 31, 2024 and 2023, and the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the years ended December 31, 2024 and 2023, and the related notes (collectively, the financial statements), and our report dated March 20, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting included in Exhibit 99.6 of the Form 40-F for the year-ended December 31, 2024. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

© 2025 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 20, 2025

Sprott Physical Gold and Silver Trust

Statements of comprehensive income (loss)

(in thousands of U.S. dollars, except unit and per unit amounts)

	For the year ended December 31, 2024	For the year ended December 31, 2023
	$	$
Income
Net realized gains (losses) on redemptions and sales of gold and silver bullion (note 6)	96,055	29,166
Net change in unrealized gains (losses) on gold and silver bullion (note 6)	943,687	300,065
Other income	319	145
	1,040,061	329,376

Expenses
Management fees (note 8)	19,182	16,430
Bullion storage fees	1,785	1,943
Sales tax	1,219	1,510
Unitholder reporting costs	221	270
Legal fees	184	157
Listing and regulatory filing fees	172	213
Administrative fees	163	149
Audit fees	145	155
Independent Review Committee fees	9	11
Trustee fees	4	4
Net foreign exchange losses (gains)	2	(4)
Custodial fees	1	2
	23,087	20,840

Net income (loss) and comprehensive income (loss)	1,016,974	308,536
Weighted average number of Units	204,700,256	214,594,708

Increase (decrease) in total equity from operations per Unit	4.97	1.44

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Statements of financial position

(in thousands of U.S. dollars, except per unit amounts)

	As at December 31, 2024	As at December 31, 2023
	$	$
Assets
Cash	4,415	6,904
Gold bullion (note 6)	3,437,765	2,866,171
Silver bullion (note 6)	1,572,638	1,358,854
Prepaid assets	97	—
Total assets	5,014,915	4,231,929

Liabilities
Accounts payable (note 8)	2,413	1,794
Total liabilities	2,413	1,794

Equity
Unitholders’ capital	2,903,070	3,051,147
Unit premiums and reserves	161	95
Retained earnings (deficit)	2,112,544	1,182,166
Underwriting commissions and issue expenses	(3,273)	(3,273)
Total equity (note 7)	5,012,502	4,230,135

Total liabilities and equity	5,014,915	4,231,929

Total equity per Unit	25.00	20.04

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert Director	John Ciampaglia Director

Sprott Physical Gold and Silver Trust

Statements of changes in equity

(in thousands of U.S. dollars, except unit amounts)
For the years ended December 31, 2024 and 2023

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2023	214,949,762	3,105,527	895,981	(3,273)	91	3,998,326
Cost of redemption of Units (note 7)	(3,876,440)	(54,380)	(22,351)	—	4	(76,727)
Net income (loss) and comprehensive income (loss) for the year	—	—	308,536	—	—	308,536
Balance as at December 31, 2023	211,073,322	3,051,147	1,182,166	(3,273)	95	4,230,135
Balance as at January 1, 2024	211,073,322	3,051,147	1,182,166	(3,273)	95	4,230,135
Cost of redemption of Units (note 7)	(10,555,577)	(148,077)	(86,596)	—	66	(234,607)
Net income (loss) and comprehensive income (loss) for the year	—	—	1,016,974	—	—	1,016,974
Balance as at December 31, 2024	200,517,745	2,903,070	2,112,544	(3,273)	161	5,012,502

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Statements of cash flows

(in thousands of U.S. dollars)

	For the year ended December 31, 2024	For the year ended December 31, 2023
	$	$
Cash flows from operating activities
Net income (loss) for the year	1,016,974	308,536
Adjustment to reconcile net income (loss) for the year to net cash from operating activities
Net realized (gains) losses on redemptions and sales of gold and silver bullion	(96,055)	(29,166)
Net change in unrealized (gains) losses on gold and silver bullion	(943,687)	(300,065)
Net changes in operating assets and liabilities
(Increase) decrease in prepaid assets	(97)	—
Increase (decrease) in due to broker	—	(406)
Increase (decrease) in accounts payable	619	1,011
Net cash provided by (used in) operating activities	(22,246)	(20,090)

Cash flows from investing activities
Sales of gold and silver bullion	25,548	25,031
Net cash provided by (used in) investing activities	25,548	25,031

Cash flows from financing activities
Payments on redemption of Units (note 7)	(5,791)	(1,441)
Net cash provided by (used in) financing activities	(5,791)	(1,441)

Net increase (decrease) in cash during the year	(2,489)	3,500
Cash at beginning of the year	6,904	3,404
Cash at end of the year	4,415	6,904

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust
Notes to financial statements – Trust specific information

December 31, 2024

(in thousands of U.S. dollars, unless otherwise indicated)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in gold and silver prices. The Trust will only purchase and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source by representatives from the Trust’s custodian, the Royal Canadian Mint.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the years ended December 31, 2024 and 2023 is presented as follows:

	December 31, 2024	December 31, 2023
	$	$
Balance at beginning of year	4,225,025	3,996,111
Purchases	—	—
Sales	(25,548)	(25,031)
Redemptions for physical bullion	(228,816)	(75,286)
Net realized gains (losses) on sales and redemptions for physical bullion	96,055	29,166
Net change in unrealized gains (losses)	943,687	300,065
Balance at end of year	5,010,403	4,225,025

The acquisition costs of physical gold bullion as at December 31, 2024 and 2023 were $1,847,220 and $1,959,279, respectively. The acquisition costs of physical silver bullion as at December 31, 2024 and 2023 were $934,373 and $980,623, respectively.

Market Risk

a) Other Price Risk

If the market value of gold and silver bullion increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $50.1 million (December 31, 2023: $42.3 million); conversely, if the value of gold and silver bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at December 31, 2024, approximately $292 (December 31, 2023: ($293)) of the Trust’s other assets and accounts payable were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. dollars would not have a material impact to the Trust.

Sprott Physical Gold and Silver Trust
Notes to financial statements – Trust specific information

December 31, 2024

(in thousands of U.S. dollars, unless otherwise indicated)

Concentration Risk

The Trust’s risk is concentrated in physical gold and silver bullion held across three locations, whose value constitutes 68.6% of total equity for physical gold bullion and 23.5% and 7.9% of total equity for physical silver bullion as at December 31, 2024 (67.8% of total equity for physical gold bullion and 24.4% and 7.7% of total equity for physical silver bullion held across three locations as at December 31, 2023).

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1⁄12 of 0.40% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable sales taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. As at December 31, 2024, the Trust has a management fee payable of $1.8 million (not including applicable sales taxes), as included in Accounts payable in the Statement of financial position compared to a nominal amount for the same period in 2023.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1⁄12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable during the years ended December 31, 2024 and 2023. In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses of the Trust.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2024, the Trust had capital losses available for tax purposes of $nil (December 31, 2023: $nil).

Related Party Disclosures (note 8)

During the reporting period, the Trust paid the Manager management fees, as discussed above. As at December 31, 2024, Sprott Inc, the parent entity of the Manager held nil units of the Trust (December 31, 2023: 703,799).

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements

December 31, 2024

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the ‘‘Trusts” and each a ‘‘Trust’’) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows.

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols, respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009, February 1, 2010, February 27, 2015 and November 13, 2020	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010, February 27, 2015 and November 13, 2020	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The financial statements of each of the Trusts are as at and for the year ended December 31, 2024. These financial statements were authorized for issue by the Manager on March 20, 2025.

2. Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in equity during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000s) unless otherwise indicated.

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements

December 31, 2024

3. Summary of Material Accounting Policies

The following is a summary of material accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards (“IAS”) 40, Investment Property fair value model because it is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the trade date basis. Realized and unrealized gains and losses of holdings are calculated on a weighted average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition. Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost. Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability. As a result, the Manager has determined that the Trusts are in substance not taxable and therefore do not record income taxes in the statements of comprehensive income (loss) nor do they recognize any deferred tax assets or liabilities in the statements of financial position.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. dollar. Each Trust’s performance is evaluated and its liquidity is managed in U.S. dollars. Therefore, the U.S. dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For income tax purposes, the Trusts generally treats gains (or losses) from the disposition of bullion as capital gains (or losses), rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally disposes of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains (or losses), although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements

December 31, 2024

The Trusts based their assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying value of cash, accounts receivable, prepaid assets, due from broker, accounts payable, and due to broker, where applicable, approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as noted in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their assets and liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such assets

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements

December 31, 2024

and liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since their primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to broker, accounts payable and management fees payable, where applicable, have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their Statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. In this regard, a unitholder may also receive cash when redeeming Units in exchange for physical bullion to satisfy the value of any partial redemption. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements

December 31, 2024

The Trusts’ units are classified as equity on the statements of financial position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities) calculated using the value of physical bullion based on the end-of-day price provided by a widely recognized pricing source.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the Statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trust’s objectives for managing capital are:

•To invest and hold substantially all of the Trust’s assets in physical bullion; and

•To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office
Sprott Physical Gold and Silver Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2600, PO Box 26
Toronto, Ontario M5J 2J1
Toll Free: (888) 622-1813
Email: bullion@sprott.com

Auditors
KPMG LLP
Bay Adelaide Centre
333 Bay Street
Suite 4600
Toronto, Ontario M5H 2S5

Legal Counsel
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5

www.sprott.com